Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Quarter 2016
Earnings
Income before income taxes	$3,651
Add/(Deduct):
Equity in net income of affiliated companies	(541)
Dividends from affiliated companies	74
Fixed charges excluding capitalized interest	897
Amortization of capitalized interest	10
Earnings	$4,091

Fixed Charges
Interest expense	$858
Interest portion of rental expense (a)	39
Capitalized interest	8
Total fixed charges	$905

Ratios
Ratio of earnings to fixed charges	4.5
__________
(a) One-third of all rental expense is deemed to be interest.